Exhibit 10.6-22

SIERRA HEALTH SERVICES, INC.

1995 LONG-TERM INCENTIVE PLAN
RESTRICTED STOCK UNITS AGREEMENT

This Restricted Stock Units Agreement (the "Agreement") confirms the grant of Restricted Stock Units ("RSUs") as of _____(the "Grant Date"), authorized by the Sub-Committee of the Compensation Committee (the "Committee") of the Board of Directors of Sierra Health Services, Inc. (the "Company"), as follows:

        Participant Granted RSUs: [Name]

        Number of RSUs Granted: _____

        Scheduled Lapse Date:

        Performance Goals:

        Scheduled Settlement Date:

The RSUs are granted under the Sierra Health Services, Inc. 1995 Long-Term Incentive Plan (the "Plan"), representing forfeitable performance-based Deferred Stock awards under Sections 6(e) and 8(b) of the Plan. The RSUs are subject to all the terms and conditions of the Plan (previously delivered to Participant), which is incorporated herein by reference, and are subject to the terms and conditions of this Agreement, including the Terms and Conditions attached hereto.

Participant acknowledges and agrees that (i), until an RSU has become vested in accordance with Section 2(a) hereof, such RSU will be subject to a risk of forfeiture to the extent provided in Section 2 hereof, (ii), until the Scheduled Settlement Date (including any additional period of deferral elected by Participant in accordance with Section 4 hereof), such RSUs shall be generally nontransferable, as provided in Section 3 hereof, (iii) the RSUs (and certain gains realized by Participant upon sales of Shares resulting from the RSUs) are subject to forfeiture in accordance with Section 6 hereof, and (iv) sales of Shares delivered in settlement will be subject to applicable insider trading policies of the Company.

IN WITNESS WHEREOF, Sierra Health Services, Inc. has caused this Agreement to be executed by its officer thereunto duly authorized.

By the Company's signature, and your acceptance of these RSUs, you and the Company agree to the terms of this Agreement.

        SIERRA HEALTH SERVICES, INC.

        By:_____

        Name:_____

        Title:_____

Terms and Conditions

of Restricted Stock Units

1. Restricted Stock Units

Each Restricted Stock Unit ("RSU") represents a generally nontransferable, conditional right to receive one share of the Company's Common Stock (a "Share") at a specified future date, together with a right to Dividend Equivalents and other rights, subject to the terms and conditions of the 1995 Long-Term Incentive Plan (the "Plan") and this Agreement. RSUs are bookkeeping units, and do not represent ownership of Shares or any other equity security. The Company shall maintain a bookkeeping account for Participant (the "Account") reflecting the number of RSUs then credited to Participant hereunder as a result of this grant of RSUs and any crediting of additional RSUs to Participant pursuant to payments equivalent to dividends paid on Shares under Section 5 ("Dividend Equivalents"). For purposes of this Agreement, the term RSUs includes RSUs as to which the risk of forfeiture has lapsed but which remain subject to deferral of settlement.

2. Vesting and Forfeiture

(a) *Vesting.* RSUs granted hereunder shall vest (meaning that the risk of forfeiture of such RSUs shall lapse) at the scheduled lapse date set forth on the cover page of this Agreement if Participant remains employed by the Company at such lapse date and if, with respect to Tranche 1, the Performance Goal relating to Tranche 1 has been met and if, with respect to Tranche 2, the Performance Goal relating to Tranche 2 has been met, except that (i) all RSUs shall vest on an accelerated basis and without regard to achievement of the Performance Goal upon the earliest of (A) Participant's Termination of Employment (as defined below) by reason of death or permanent and material disability (meaning a mental or physical impairment that substantially interferes with the full performance by the Participant of the usual and customary tasks and functions of his position), or (B) the occurrence of a Change in Control, and (ii) a Pro Rata Portion (as defined below) of unvested RSUs shall vest on an accelerated basis and without regard to achievement of the Performance Goal upon Participant's Termination of Employment involuntarily by the Company not for Cause (as defined below). For purposes of this Agreement, the "Pro Rata Portion" shall equal (x) the total number of RSUs multiplied by a fraction the numerator of which is the number of calendar days from the Grant Date to the date of Termination of Employment and the denominator of which is the number of calendar days from the Grant Date to the Scheduled Lapse Date of Tranche 2, minus (y) the number of RSUs that have previously vested. Each RSU credited as a result of Dividend Equivalents on a forfeitable RSU under Section 5(a) shall vest at the time of vesting of the forfeitable RSU which gives rise, directly or indirectly, to the crediting of such Dividend Equivalent RSU. Each RSU credited as a result of Dividend Equivalents on a then non-forfeitable RSU under Section 5(a) shall be fully vested and nonforfeitable from and after the date of such crediting (but subject to Section 6 in any event).

(b) *Forfeiture.* In the event of Participant's Termination of Employment, all RSUs which are not vested at or prior to the time of such Termination shall be forfeited, unless otherwise determined by the Committee. Thus, for example, upon Participant's voluntary Termination of Employment or involuntary Termination of Employment by the Company for Cause, unvested RSUs generally will be forfeited.

(c) *Definition of "Termination of Employment."* For purposes of this Agreement, a "Termination of Employment" shall mean a termination of Participant's employment with the

Company or a subsidiary or affiliate of the Company if, immediately thereafter, Participant is not employed by any of the Company or its subsidiaries or affiliates.

       (d)   *Definition of "Cause."* For purposes of this Agreement, "Cause" shall mean conduct by the Participant which is materially detrimental to the Company's reputation or business relationships, or constitutes misappropriation of the funds of the Company or a subsidiary.

3.   <u>Nontransferability</u>

       Until RSUs become settleable under Section 4 hereof, RSUs shall not be transferable other than by will or by the laws of descent and distribution or to a designated beneficiary in the event of Participant's death, and no such transfer shall be effective to bind the Company unless the Company shall have been furnished with a copy of such will or such other evidence as the Senior Vice President, Legal and Administration of the Company may deem necessary to establish the validity of the transfer.

4.   <u>Settlement and Election to Defer Settlement</u>

       (a)   *Settlement Date.* RSUs granted hereunder that have vested, together with RSUs credited as a result of Dividend Equivalents, shall be settled by delivery of one Share for each RSU being settled. Settlement of an RSU granted hereunder shall occur at the Scheduled Settlement Date set forth on the cover page of this Agreement, except that settlement shall occur earlier (i) at the date of death of Participant, (ii) at the date that is six months after Termination of Employment for any reason other than death, or (iii) upon a Change in Control (subject to Section 4(c), including, if applicable, any requirement that a Change in Control come within a definition prescribed in Treasury Regulations). In addition, subject to Section 4(c), settlement shall be deferred if so elected by Participant in accordance with Section 4(b). Settlement of RSUs which directly or indirectly result from Dividend Equivalents on RSUs granted hereunder shall occur at the time of settlement of the granted RSU.

       (b)   *Elective Deferral.* If deferral of settlement (or redeferral) would be permissible under Section 409A of the Internal Revenue Code (the "Code"), Participant shall be entitled to elect to further defer settlement of the RSUs. In addition to any applicable requirements under Section 409A, any such deferral election shall be made while Participant remains employed and at least one year in advance of the Scheduled Settlement Date (and, if so required under Section 409A, that a redeferral election extend the settlement date by at least five years). Any elective deferral will be subject to such additional terms and conditions as the Benefits Director may impose.

       (c)   *Status of Award Under Code Section 409A.* Other provisions of this Agreement notwithstanding, under U.S. federal income tax laws and Treasury Regulations (including proposed regulations) as presently in effect or hereafter implemented, (i) if the timing of any distribution in settlement of RSUs would result in Participant's constructive receipt of income relating to the RSUs prior to such distribution, the date of distribution will be the earliest date after the specified date of distribution that distribution can be effected without resulting in such constructive receipt, and (ii) any rights of Participant or retained authority of the Company with respect to RSUs hereunder shall be automatically modified and limited to the extent necessary so that Participant will not be deemed to be in constructive receipt of income relating to the RSUs prior to the distribution and so that Participant shall not be subject to any penalty under Section Code 409A.

5.   <u>Dividend Equivalents and Adjustments</u>

       (a)   *Dividends and Distributions.* Dividend Equivalents shall be paid or credited on RSUs (other than RSUs that, at the relevant record date, previously have been settled or forfeited) as follows (unless an alternative treatment is specified by the Committee):

(i) *Cash Dividends.* If the Company declares and pays a dividend or distribution on Common Stock in the form of cash, then a number of additional RSUs shall be credited to Participant's Account as of the payment date for such dividend or distribution equal to the number of RSUs credited to the Account as of the record date for such dividend or distribution multiplied by the amount of cash actually paid as a dividend or distribution on each outstanding Share at such payment date, divided by the Fair Market Value of a Share at such payment date; provided, however, the Committee may determine that such dividends will instead be paid in cash promptly at the payment date or credited to a deferral account and paid out at the time of settlement of the related RSUs, in the Committee's discretion.

(ii) *Non-Share Dividends.* If the Company declares and pays a dividend or distribution on Common Stock in the form of property other than Shares, then a number of additional RSUs shall be credited to Participant's Account as of the payment date for such dividend or distribution equal to the number of RSUs credited to the Account as of the record date for such dividend or distribution multiplied by the Fair Market Value of such property actually paid as a dividend or distribution on each outstanding Share at such payment date, divided by the Fair Market Value of a Share at such payment date.

(iii) *Common Stock Dividends and Splits.* If the Company declares and pays a dividend or distribution on Common Stock in the form of additional Shares, or there occurs a forward split of Common Stock, then a number of additional RSUs shall be credited to Participant's Account as of the payment date for such dividend or distribution or forward split equal to the number of RSUs credited to the Account as of the record date for such dividend or distribution or split multiplied by the number of additional Shares actually paid as a dividend or distribution or issued in such split in respect of each outstanding Share.

(b) *Adjustments.* The number of RSUs credited to Participant's Account shall be appropriately adjusted, in order to prevent dilution or enlargement of Participants' rights with respect to RSUs, to reflect any changes in the outstanding Shares resulting from any event referred to in Section 4(c) of the Plan, taking into account any RSUs credited to Participant in connection with such event under Section 5(a) hereof.

6. <u>Participant Obligations</u>.

(a) *Forfeiture of RSUs and Shares Received Upon Prior Settlement of RSUs.* If one of the events specified in Section 6(b)(i), (ii), or (iii) occurs, all of the following forfeitures will result:

(i) At any date prior to the Scheduled Settlement Date, RSUs not yet settled will be immediately forfeited and cancelled upon the later of the occurrence of such event or Participant's Termination of Employment; and

(ii) Participant will be obligated to repay to the Company, in Shares (valued as of the date of the RSU settlement), at the later of the date five business days after demand is made therefor by the Company or the date of Participant's Termination of Employment, the total amount of After-Tax Gain (as defined herein) realized by Participant upon settlement of RSUs that occurred on or before the Scheduled Settlement Date and on or after the date that is six months prior to the Participant's Termination of Employment. For purposes of this Section, the term "After-Tax Gain" in respect of RSUs shall mean the fair market value (as defined under the Plan) per Share at the date of such settlement (without regard to any subsequent change in the market price of Shares) reduced by the amount of federal, state, and local income taxes (not including FICA taxes) payable or actually paid by Participant as a result of such settlement, times the number of RSUs settled.

(b)   *Events Triggering Forfeiture.* The forfeitures specified in Section 6(a) will be triggered upon the occurrence of any one of the following events at any time (A) during Participant's employment by the Company or a subsidiary or (B) prior to a Change in Control and during the one-year period following termination of such employment (but not later than 18 months after Scheduled Settlement Date):

(i)   Participant, acting alone or with others, directly or indirectly, prior to a Change in Control, (A) engages (either as employee, employer, owner, investor, partner, stockholder, consultant, advisor, or director) in any business in Nevada, or California, or in any other state of the United States in which the Company conducts a material amount of business at the date hereof or at the time such event occurs, which is directly in competition with a business then conducted by the Company or a subsidiary; (B) induces any customer of the Company or a subsidiary with whom Participant has had contacts or relationships, directly or indirectly, during and within the scope of his employment with the Company or any subsidiary, to curtail, cancel, not renew, or not continue his or her or its business with the Company or any subsidiary; or (C) induces, or attempts to influence, any employee of the Company or a subsidiary to terminate employment;

(ii)   Participant discloses, uses, sells, or otherwise transfers, except in the course of employment with or other service to the Company or any subsidiary, any proprietary information of the Company or any subsidiary so long as such information has not otherwise been disclosed to the public or is not otherwise in the public domain, except as required by law or pursuant to legal process; or

(iii)   Participant fails to cooperate with the Company or any subsidiary by making himself or herself reasonably available to testify on behalf of the Company or such subsidiary in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, or otherwise fails to assist the Company or any subsidiary in any such action, suit, or proceeding by providing information and meeting and consulting with members of management of, other representatives of, or counsel to, the Company or such subsidiary, as reasonably requested.

(c)   *Agreement Does Not Prohibit Competition or Other Participant Activities.* This Agreement does not prohibit Participant from engaging in any activity, including but not limited to competition with the Company and its subsidiaries. Rather, the non-occurrence of events set forth in Section 6(b) is a condition to Participant's right to realize and retain value from his or her compensatory RSUs, and the only consequence to Participant if he engages in an activity giving rise to any such event, which events and activities are hereby acknowledged to be harmful to the Company, are the forfeitures specified herein. The Company and Participant shall not be precluded by this Agreement or otherwise from entering into other agreements concerning the subject matter of Section 6(a) and 6(b).

(d)   *Right of Setoff.* Participant agrees that the Company or any subsidiary may, to the extent permitted by applicable law, deduct from and set off against any amounts the Company or a subsidiary may owe to Participant from time to time, including amounts owed as wages or other compensation, fringe benefits, or other amounts owed to Participant, such amounts as may be owed by Participant to the Company under Section 6(a), although Participant shall remain liable for any part of Participant's payment obligation under Section 6(a) not satisfied through such deduction and setoff.

(e)   *Committee Discretion.* The Committee may, in its discretion, waive in whole or in part the Company's right to forfeiture under this Section, but no such waiver shall be effective unless evidenced by a writing signed by a duly authorized officer of the Company.

7.   Other Terms Relating to RSUs

(a)   *Fractional Shares.* The number of RSUs credited to Participant's Account shall include fractional RSUs calculated to at least three decimal places, unless otherwise determined by the Company. Upon settlement of RSUs, Participant shall be paid, in cash, an amount equal to the value of any fractional share that would have otherwise been deliverable in settlement of such RSUs, unless the Company arranges to deliver Shares to an account of Participant to which fractional Shares may be credited without requiring the Company to in fact issue a fractional share.

(b)   *Tax Withholding.* It shall be a condition to the obligation of the Company to issue and deliver Shares in settlement of the RSUs that Participant (or any Beneficiary) pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying the minimum statutory withholding liabilities for federal, state, or local income or other taxes. If the amount requested is not paid, the Company may refuse to deliver the Shares in settlement of the RSUs until such amount is paid. The Benefits Director may, in his or her discretion, permit Participant (or any Beneficiary of Participant) to pay all or a portion of the amount requested by the Company for such taxes at such time and in such manner as the Benefits Director may deem to be appropriate. Except to the extent limited by the Committee, the Company will withhold from the Shares to be delivered in settlement Shares having a Fair Market Value equal to the amount of such withholding tax liability, unless at least 60 days prior to the settlement date Participant has made other arrangements satisfactory to the Company to provide for such withholding taxes. In addition, the Company is required to withhold from Participant Medicare and Social Security taxes at the applicable minimum statutory rate on the Scheduled Lapse Date for the RSUs. Such withholding will be based upon the aggregate Fair Market Value of the Shares underlying the deferred RSUs on the Scheduled Lapse Date and will normally be deducted from Participant's salary in the payroll that immediately follows the Scheduled Lapse Date, unless Participant has made other arrangements satisfactory to the Company to provide for such withholding taxes.

(c)   *Account Statements.* An individual statement of each Participant's Account will be issued to each Participant not less frequently than annually. Such statements shall reflect the amount of RSUs credited to Participant's Account, transactions therein during the period covered by the statement, and other information deemed relevant by the Senior Vice President. Legal and Administration. Such a statement may be combined with or include information regarding other plans and compensatory arrangements relating to Participant. Participant's statements shall be deemed a part of this Agreement, and shall evidence the Company's obligations in respect of RSUs, including the number of RSUs credited as a result of Dividend Equivalents (if any); provided, however, that any statement containing an error shall not represent a binding obligation to the extent of such error.

8.   Miscellaneous.

(a)   This Agreement shall be legally binding when executed by the Company, provided that no election of Participant will be binding unless Participant has executed the Agreement and returned it to the Benefits Director of the Company.

(b)   This Agreement shall be binding upon the heirs, executors, administrators and successors of the parties. This Agreement constitutes the entire agreement between the parties with respect to the RSUs, and supersedes any prior agreements or documents with respect to the RSUs. No amendment, alteration, suspension, discontinuation or termination of this Agreement which may impose any additional obligation upon the Company or materially impair the rights of Participant with respect to the RSUs shall be valid unless in each instance such amendment, alteration, suspension, discontinuation or termination is expressed in a written instrument duly executed in the name and on behalf of the Company and, if Participant's rights are materially impaired, by Participant.

(c)   Any Beneficiary designation made by Participant in accordance with this provision may be changed from time to time, without the consent of any previously designated Beneficiary (but subject to any spousal consent as may be required), by filing with the Benefits Director a notice of such change.   The change of Beneficiary designation shall become effective upon receipt by the Benefits Director. In the event Participant's Beneficiary would otherwise become entitled to a distribution hereunder, and all Beneficiaries designated by Participant are not then living, or if no valid Beneficiary designation is in effect, Participant's estate or duly authorized personal representative shall be deemed to have been designated by Participant.

(d)   Any provision for distribution in settlement of Participant's Account hereunder shall be by means of bookkeeping entries on the books of the Company and shall not create in Participant or any Beneficiary any right to, or claim against any, specific assets of the Company, nor result in the creation of any trust or escrow account for Participant or any Beneficiary. Participant or any Beneficiary entitled to any distribution hereunder shall be a general creditor of the Company.

(e)   This Agreement and the grant of the RSUs shall not be deemed to create a condition of employment, a right to continued employment, or a right to continue as a director of or consultant to the Company or any subsidiary of the Company or as an employee of or independent contractor for any other entity in which capacity Participant provides services to the Company or any subsidiary or affiliate of the Company, or any right of such entity to continue to provide services to the Company or any subsidiary or affiliate of the Company. Participant shall remain subject to termination of such employment or service to the same extent as though this Agreement did not exist.

(f)   Capitalized terms used in this Agreement but not defined herein shall have the same meanings as in the Plan. If there is any conflict between the provisions of this Agreement and the provisions of the Plan, the provisions of the Plan shall govern.

* * * * *

By signing below and returning this Agreement to the Benefits Director, I accept the grant of these RSUs and agree to the terms of this Agreement.

PARTICIPANT:

_____   _____
[Name]   Date